SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
Dated: February 9, 2011
Commission File No. 001-34104
NAVIOS MARITIME ACQUISITION CORPORATION
85 Akti Miaouli Street, Piraeus, Greece 185 38
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☑      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐      No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐      No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
N/A

      On February 9, 2011, Navios Maritime Acquisition Corporation (“Navios”) filed an amendment to its Amended and Restated Articles of Incorporation to effectuate the increase of its authorized common stock from 100,000,000 to 250,000,000, and increase its authorized preferred stock from 1,000,000 to 10,000,000. Upon filing on February 9, 2011, the amendment became effective. The amendment is included as Exhibit 3.1 to this filing and is incorporated herein by reference. Navios filed the amendment after such amendment was approved by its stockholders at its Annual Meeting of Stockholders held on December 22, 2010.
     This Report on Form 6-K is hereby incorporated by reference into the Navios Registration Statements on Form F-3, File Nos. 333-151707, 333-169320 and 333-170896 and on Form F-4, File No. 333-171394.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME ACQUISITION CORPORATION
By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer
Date: February 10, 2011

EXHIBIT INDEX

Exhibit No.	Exhibit
3.1	Articles of Amendment to the Amended and Restated Articles of Incorporation